VF 3-28-05



SECU[illegible] 05040306 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenbridge Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Skyridge Road
(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S. Wallerstein, CPA (732)603-7738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bosco, Johnn & Company, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

90 Columbus Avenue	Valhalla	NY	10595
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2005
THOMSON
FINANCIAL



RECD S.E.C.
FEB 2 2 2005
586

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-28-05

Greenbridge Partners LLC
December 31, 2004 and 2003

OATH OR AFFIRMATION

I, Michael Yagemann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenbridge Partners LLC, as of December 31, 2004 and 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Michael Yagemann
Signature

Managing Member
Title

Mara Lynn Albano
Notary

MARA LYNN ALBANO
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-AL6067091
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES 12-03-2005

Certified Public Accountants
90 Columbus Avenue, Valhalla, New York 10595
T 914.683 5553 F 914.683 5554

BOSCO | JOHNN & COMPANY

INDEPENDENT AUDITORS' REPORT

To the Members of
Greenbridge Partners LLC:

We have audited the accompanying statements of financial condition of Greenbridge Partners LLC as of December 31, 2004 and 2003 and the related statements of income and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Greenbridge Partners LLC as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bosco, Johnn & Company

February 3, 2005

Greenbridge Partners LLC
Statements of Financial Condition
December 31, 2004 and 2003

Assets	2004	2003
Cash and cash equivalents	$ 54,569	$ 318,100
Accounts receivable	-	375,455
Prepaid expenses and other	3,070	9,175
Total Assets	$ 57,639	$ 702,730
Liabilities and Members' Equity		
Liabilities - accrued expenses and taxes	$ 9,500	$ 26,322
Members' equity	48,139	676,408
Total Liabilities and Members' Equity	$ 57,639	$ 702,730

The accompanying notes are an integral part of these financial statements.

Greenbridge Partners LLC
Notes to Financial Statements
December 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies

Organization -

Greenbridge Partners LLC, "the Company", is a broker-dealer firm registered with the National Association of Securities Dealers. The Company provides merger and acquisition, and strategic advisory services to a number of clients primarily in the Internet, Media and Telecommunications sectors. The Company's headquarters were located in Greenwich, Connecticut. On March 19, 2003 the company entered into agreements to terminate its lease and surrender, substantially all of its property and equipment. These agreements resulted in a charge to 2003 operations of $579,353.

Use of Estimates in the Preparation of Financial Statements -

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Revenue Recognition -

The Company uses the accrual basis of accounting. Accordingly, all revenues are recorded when earned, and expenses are recognized when incurred.

Net Capital Requirements -

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $42,918, which was $37,918 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.2214 to 1. At December 31, 2003, the Company had net capital of $265,612 which was $260,612 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0991 to 1.

Fair Value of Financial Instruments -

Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.

Note 1 - Summary of Significant Accounting Policies (continued)

Cash Equivalents -

Cash equivalents consist of municipal money market funds.

Accounts Receivable -

The Company writes off all accounts considered to be uncollectible. Accordingly, no allowance for doubtful accounts has been recorded.

Property and Equipment -

Substantially all of the property and equipment was either sold or surrendered March 19, 2003. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method of cost recovery for financial reporting purposes based upon the following estimated useful lives:

	Years
Leasehold improvements	10-39
Computer equipment	5
Furniture, fixtures and equipment	7
Telephone equipment	5

Expenditures for maintenance and repairs are charged to expense, and renewals and betterments are capitalized. Upon sale or retirement, the cost of the asset and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in the results of operations.

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes -

Greenbridge Partners LLC reports earnings as a partnership. Net income or loss passes through to members' income tax returns. Accordingly, no provision for income taxes has been included in these financial statements.

Reclassifications -

Certain items have been reclassified in order to conform to the current year's presentation.

Note 2 - Related Party Transactions

The Company and an entity with common ownership shared the same facilities. Intercompany allocations of selling, general and administrative expenses were made based upon relative square foot usage, or other objective rationale deemed reasonable by the entities.